Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

U.S.A.

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

VIA EDGAR

August 4, 2014

Maryse Mills-Apenteng, Special Counsel

Edwin Kim, Attorney-Advisor

Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iDreamSky Technology Limited

Registration Statement on Form F-1, as amended (Registration No. 333-197246)

Registration Statement on Form 8-A (Registration No. 001-36572)

Ladies and Gentlemen:

We hereby join iDreamSky Technology Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30pm, Eastern Daylight Time on August 6, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 25, 2014, through the date hereof:

Preliminary Prospectus dated July 25, 2014:

3,543 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul Mulé
Name:	Paul Mulé
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]